Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Duke Realty Corporation

We consent to the incorporation by reference in the registration statement No. 33-55727 on Form S-8 of Duke Realty Corporation of our report dated June 29, 2010 with respect to the statements of assets available for benefits of the Duke 401(k) Plan as of December 31, 2009 and 2008, the related statements of changes in assets available for benefits for the years then ended, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009 which report appears in the December 31, 2009 annual report on Form 11-K of the Duke 401(k) Plan.

/s/ KPMG LLP

Indianapolis, Indiana

June 29, 2010